82-4994

CI Financial Fund Management Inc.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

SUPPL

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports net sales of $140 million for November

TORONTO (December 1, 2008) – CI Financial Income Fund ("CI") today reported gross sales of $788 million and net sales of $140 million for the month of November. As of November 30, 2008, assets under management were $53.7 billion and total fee-earning assets were $78.9 billion.

"The strong net sales in the current environment demonstrate our clients' confidence in CI and our portfolio managers," said Stephen A. MacPhail, CI President. "In particular, interest in the Sun*Wise* Elite Plus Segregated Funds, with their principal and income guarantees, continues to grow."

The total net sales by CI subsidiaries CI Investments Inc. and United Financial Corporation consisted of net sales of long-term funds of $132 million and net sales of money market funds of $23 million. In addition, there were $15 million in net redemptions related to several series of deposit notes, which use asset allocation strategies in which money is moved out of mutual funds when markets are declining. These institutional transactions reflect a rebalancing of the deposit notes and not a redemption by clients from the product.

For the year-to-date, CI had gross sales of $10.8 billion and net sales of $1.6 billion.

Total assets under management at November 30, 2008 consisted of investment funds at CI Investments and United Financial of $49.6 billion, institutional assets of $3.7 billion and structured product assets of $401 million. CI also reported assets under administration of $24.1 billion, which consisted of $17.9 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $6.2 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $1.0 billion.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section.

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CI FINANCIAL INCOME FUND November 30, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$616	$484	$132
Short-term funds	$107	$84	$23
Sales related to deposit notes	$65	$80	-$15
TOTAL RETAIL FUNDS	$788	$648	$140

FEE-EARNING ASSETS	October 31/08 (millions)	November 30/08 (millions)	% Change
Retail managed funds	$51,907	$49,630	-4.4%
Structured products	420	401	-4.5%
TOTAL retail assets under management	$52,327	$50,031	-4.4%
Institutional managed assets	3,638	3,710	2.0%
TOTAL assets under management	$55,965	$53,741	-4.0%
Assante assets under administration*	18,737	17,894	-4.5%
Blackmont assets under administration	6,670	6,189	-7.2%
TOTAL assets under administration	$25,407	$24,083	-5.2%
CI other fee-earning assets	1,079	1,048	-2.9%
TOTAL FEE-EARNING ASSETS	$82,451	$78,872	-4.3%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	October 31/08 (millions)	November 30/08 (millions)	% Change
Monthly	$52,401	$49,721	-5.1%
Quarter-to-date	$52,401	$51,083	-2.5%
Fiscal year-to-date	$62,380	$61,246	-1.8%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$61,246	-5.7%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,108,724	Bank debt	$1,200
Trust units	133,494,889	Cash & marketable securities	-30
Total outstanding units	279,603,613	Net debt outstanding	$1,170
QTD weighted avg. units	277,441,752		
Yield at $14.55	3.3%	In-the-money option liability (net of tax)	$0
In-the-money options	0	Terminal redemption value of funds	$800
Percentage of all options	0%	Quarter-to-date equity-based compensation**	-$1
All options % of units	0.9%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($18.00) to November 30, 2008 ($14.55).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**44%**	**Asia**	**3%**
United States	**24%**	**Other**	**3%**
Europe	**9%**	**Cash**	**17%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments
2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX SYMBOL: CIX.UN**

CI Investments and KBSH Capital Management announce changes to their institutional investment teams

TORONTO (December 1, 2008) – KBSH Capital Management Inc. ("KBSH") and CI Investments Inc. ("CI") today announced that the investment teams of KBSH and Signature Global Advisors are being combined for the purpose of managing KBSH institutional mandates.

Signature Global Advisors is an award-winning investment management team and a division of CI. Signature consists of 22 investment professionals managing approximately $18 billion in a broad range of Canadian and global equity, balanced and fixed-income portfolios.

The combination will enhance the research efforts that support all mandates offered by KBSH, which manages over $2 billion for a variety of institutional clients. KBSH and CI are wholly owned subsidiaries of CI Financial Income Fund.

"This change provides KBSH mandates with the support of one of the largest and best-resourced investment teams in Canada," said Bill Vieira, Chief Executive Officer of KBSH. "Signature's scale provides us with a much deeper research capability, including industry-leading access to information and to the senior management of the largest global issuers.

"There will be no changes to the core KBSH mandates and they will continue to be run by their current portfolio managers," Mr. Vieira said. The portfolio managers remain fully committed to their growth-oriented investment approach and all mandates will continue to be run in accordance with their stated investment policies.

"This move demonstrates our commitment to KBSH, and is an important step in growing our institutional investment management business," said Peter Anderson, Chief Executive Officer of CI Investments.

These changes are effective immediately. Mr. Vieira will continue to oversee all KBSH equity accounts as the firm's Chief Investment Officer, and will be supported by Stephen Carlin on the Canadian mandates. Rui Cardoso will remain portfolio manager of the KBSH U.S. strategies, while contributing to the Signature funds as a health care specialist. Drummond Brodeur, who joined Signature in July 2007 as an EAFE strategist, will be portfolio manager of KBSH's EAFE accounts. Prior to joining Signature, Mr. Brodeur spent 11 years at KBSH as portfolio manager specializing in EAFE mandates. Geoff Hollands will remain portfolio manager of the KBSH fixed-income strategies, while Craig Auwaerter will continue as head of sales and client service.

As part of these changes, several people, including President Doug MacDonald, will be leaving KBSH.

CI Investments Inc. is one of Canada's largest investment managers, offering an industry-leading selection of investment funds. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI is on the Web at www.ci.com.

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For further information:
Murray Oxby
Director, Communications
CI Investments Inc.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces No Distribution for the Class A Shares for the Month Ending December 31, 2008

Toronto, December 4, 2008 – CIX Split Corp. (the "Corporation") announced today that it was precluded by the terms of the Class A Shares from declaring a dividend of $0.07 per Class A Share to holders of record as at December 15, 2008. According to the terms of the Class A Shares, a dividend cannot be paid thereon when the net asset value per unit (one Class A Share and one Priority Equity Share, together) is equal to or less than $15.00. As of the close of business on December 3, 2008, the net asset value per unit was $11.17. A distribution of $0.04167 per Priority Equity Share payable on December 31, 2008 to shareholders of record as at December 15, 2008 will still be paid.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\dec\rel-cxc-no_distn.doc

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, December 4, 2008 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending December 31, 2008 of $0.13125 per preferred share payable on December 31, 2008 to shareholders of record as at December 15, 2008.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2008\dec\rel-gsx.doc

UNITED FINANCIAL™

2 Queen Street East. Nineteenth Floor. Toronto. Ontario M5C 3G7
Telephone: 416-348-9994 Toll Free: 1-888-348-9994
www.unitedfinancial.ca

News Release

FOR IMMEDIATE RELEASE

United Financial to hold "The Game Plan" webcast providing an update on financial markets

TORONTO (December 9, 2008) – United Financial Corporation announced today it will hold "The Game Plan" webcast on Thursday, December 11, 2008 at 2 p.m. (Eastern Time) to offer timely market insight from two of its leading portfolio managers – Daniel Bubis and Christopher Marx.

Daniel Bubis, President and Chief Investment Officer of Tetrem Capital Management Ltd. of Winnipeg, is known for his disciplined adherence to a value-based, contrarian investment philosophy. Christopher Marx, Senior Portfolio Manager at New York-based AllianceBernstein L.P., has extensive experience as a portfolio manager and as a research analyst for a variety of industries in the U.S. and globally.

During the webcast, the portfolio managers will outline their perspective on the markets and discuss their strategies for capitalizing on investment opportunities for United Financial's equity portfolios. The Game Plan is a regularly held webcast that provides United Financial clients with insights and information directly from the people who are managing their portfolios.

To participate in this webcast, visit www.unitedfinancial.ca or www.assante.com and click on The Game Plan. Investors may submit questions by e-mail during the webcast.

About United Financial Corporation
United Financial Corporation is a Canadian investment management and wealth planning firm. It provides customized managed portfolio solutions for individuals, families and businesses through the Artisan Portfolios, Institutional Managed Portfolios, Evolution Private Managed Accounts, Optima Strategy, and Private Client Managed Portfolios programs distributed through advisors with Assante Wealth Management. United Financial is on the Web at www.unitedfinancial.ca.

United Financial is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $78.9 billion in fee-earning assets, as of November 30, 2008. CI is on the Web at www.ci.com/cix.

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For further information:
Murray Oxby
Director, Communications
(416) 681-3254

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund updates securityholders on proposed changes to tax legislation in connection with previously announced conversion

TORONTO (December 10, 2008) – CI Financial Income Fund (the "Fund") (TSX: CIX.UN) is alerting its securityholders to an announcement made on November 28, 2008 by the Department of Finance (Canada) ("Finance") that could have relevance to the income tax considerations of the proposed conversion of the Fund to a corporation.

Finance released draft amendments (the "New Proposals") to the SIFT Conversion Proposals, including the proposed "automatic rollover" provision under the Income Tax Act (Canada) (the "Tax Act") that applies where units of a SIFT trust or SIFT partnership are exchanged solely for shares of a corporation (the "Exchange Rule"). As a result of the New Proposals, certain Canadian federal income tax considerations applicable to Fund Unitholders (and possibly Exchangeable LP Unitholders) in respect of the previously announced proposed conversion of the Fund from an income trust into a corporation, CI Financial Corp. ("CI Corp."), will be different than those described in the management information circular of the Fund dated November 20, 2008 (the "Information Circular"). The summary provided below generally addresses the impact of the New Proposals. All capitalized terms not defined herein shall have the meanings set forth in the Information Circular.

Certain Canadian Federal Income Tax Considerations

Section 85 Election

Pursuant to the New Proposals, an election may now be made in respect of a transfer of Fund Units to CI Corp. pursuant to Subsections 85(1) and 85(2) of the Tax Act, in which case the automatic rollover provisions of the Tax Act would not apply.

CI Corp. will execute a Section 85 election with an Eligible Fund Unitholder provided that CI Corp. receives two signed copies of the necessary tax election forms within 60 days following the Effective Date, duly completed with the number of Fund Units transferred and the applicable elected amount for the purposes of the election.

CI Corp. is not, and should not be construed as, providing advice to any particular Eligible Fund Unitholder as to whether making such an election is advisable in the Eligible Fund Unitholder's particular circumstances. Eligible Fund Unitholders wishing to make the election(s) should consult their own tax advisors.

CI Corp. will continue to execute elections under Section 85 of the Tax Act in the other circumstances contemplated in the Information Circular. It is expected that CI Corp.'s website will contain information for Fund Unitholders to assist in this process.

Exchange Rule

Pursuant to the New Proposals, if the Fund Unitholder has not made a Section 85 election (as described above) and is therefore entitled to an automatic rollover, there may be tax consequences in the event that

the fair market value of a CI Corp. Common Share immediately after the exchange is different than the fair market value of a Fund Unit at the time of the exchange.

Stop Loss

As a result of the New Proposals, a capital loss otherwise realized by a Fund Unitholder, and possibly an Exchangeable LP Unitholder, that is a corporation, trust or partnership (an "Affected Holder") potentially will be subject to a stop loss rule in the Tax Act. If the stop loss rule applies, the capital loss otherwise realized by an Affected Holder is denied and may only be recognized on the occurrence of certain specific triggering events enumerated in the Tax Act. The stop loss rule is complex and Affected Holders should consult with their own tax advisors regarding the application of the New Proposals to the Arrangement having regard to their own particular circumstances.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Investor Relations
CI Financial
(416) 364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

2009 JAN 21 A 2:12

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund announces "bought deal" financing

TORONTO, CANADA (December 17, 2008) – CI Financial Income Fund (the "Fund") (TSX: CIX.UN) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by GMP Securities L.P. and TD Securities Inc. which has agreed to purchase on a bought deal basis 15,000,000 Units of the Fund at a purchase price of $14.00 per Unit, for aggregate gross proceeds of $210,000,000. The underwriters will also have an option to purchase up to an additional 2,250,000 units, until the business day following the closing date, at the offer price to cover over-allotments and for market stabilization purposes.

The units to be issued under this offering will be offered by way of a supplement to the Fund's final base shelf prospectus dated November 7, 2008, to be filed in all of the provinces in Canada, and on a private placement basis in the United States pursuant to an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended.

The Fund intends to use the net proceeds of the offering for general corporate purposes, including the enhancement of working capital and the repayment of debt. The closing of the offering is scheduled for December 30, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

About CI Financial Income Fund

The Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. The Fund offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "planned", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" ,"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, closing of transactions, performance or achievements of the Fund to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to capital markets and additional funding requirements, fluctuating interest rates and general economic conditions, legislative and regulatory developments, the nature of our customers and rates of default, and competition as well as those factors discussed in the Fund's documents filed on SEDAR (www.sedar.com).

Although the Fund has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Fund does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws. Further information on the Fund is available at www.sedar.com.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For further Information:
CI Financial Income Fund
William T. Holland
(416) 364-1145

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

2009 JAN 21 A 2: 13

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial receives sufficient proxies to proceed with conversion to a corporation

TORONTO (December 17, 2008) – CI Financial Income Fund ("CI" or the "Fund") today announced that its transfer agent Computershare is in receipt of proxies representing more than 68% of outstanding Fund units and almost 88% of Limited Partnership Units to be voted at the Special Meeting to be held on Friday, December 19, 2008, concerning its proposals to convert the Fund to a corporation and to adopt a Unitholder Rights Plan. More than 95% of the proxies submitted are voted in favour of these proposals.

"We appreciate the support of CI's unitholders for this vitally important change," said William T. Holland, Chief Executive Officer. "As a corporation, CI will be better positioned for growth and for taking advantage of acquisition opportunities. The company's future will no longer be affected by the uncertainties of the income trust market and the severe limits to growth that have been imposed on trusts."

The Special Meeting of unitholders will be held on Friday at 10:00 a.m. in Toronto to consider the proposals. Implementation of the conversion is subject to Court approval and, assuming receipt of the necessary approvals, will occur on January 1, 2009.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free. 1-800-268-9374
www.ci.com

CI Master LP

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES ANNUAL DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 18, 2008 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.19 per limited partnership unit
Payable Date:	January 15, 2009
Record Date:	December 31, 2008

For further information, please contact:

Douglas J. Jamieson
Senior Vice-President and Chief Financial Officer
CI GP Limited
Tel. No.: (416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

2009 JAN 21 A 2:

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, December 18, 2008 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending December 31, 2008 of $0.375 per unit payable on January 15, 2009 to unitholders of record as at December 31, 2008.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\dec\rel-all-asset.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announces Regular and Special Distributions to Unitholders

Toronto, December 18, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending December 31, 2008 payable on January 15, 2009 to unitholders of record as at December 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

In addition to the above distributions, a special year end capital gains distribution is also being declared for the following issuer also payable on January 15, 2009 to unitholders of record as at December 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Signature Diversified Value Trust	SDF.UN	Cdn$0.7348 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

2009 JAN 21 A

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial unitholders approve corporate conversion, rights plan

TORONTO (December 19, 2008) – CI Financial Income Fund ("CI" or the "Fund") today announced that its unitholders have approved proposals to convert the Fund to a corporation and to adopt a Unitholder Rights Plan.

The proposals received strong support from unitholders with over 99% approval for the conversion and over 95% approval for the rights plan.

The conversion is subject to court approval and is expected to be completed on January 1, 2009. CI will be renamed CI Financial Corp. and its common shares will trade on the Toronto Stock Exchange beginning January 2, 2009, under the symbol CIX.

"Converting back to a corporation, along with the successful equity offering announced earlier this week, puts CI in an exceptionally strong position to pursue acquisitions and other strategic opportunities that are arising in today's marketplace," said William T. Holland, Chief Executive Officer.

"We are pleased to proceed with the next stage of the company's development," Mr. Holland said. "Clearly, the corporate structure became the most appropriate choice for our stakeholders once the federal government chose to place onerous restrictions on existing income trusts and effectively eliminate the trust sector."

The Unitholder Rights Plan is designed to ensure the fair treatment of the Fund's unitholders in any transaction involving a change of control of the Fund and to provide the Board and the Fund's unitholders with adequate time to evaluate any unsolicited takeover bid and, if appropriate, to seek out alternatives to maximize unitholder value. It will remain in force as a Shareholders Rights Plan following the conversion.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

CI Financial **News Release**

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 19, 2008 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 31, 2008 of $0.25 per unit payable on January 15, 2009 to unitholders of record as at December 31, 2008.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial receives court approval for conversion plan

TORONTO (December 22, 2008) – CI Financial Income Fund ("CI" or the "Fund") today announced that the Ontario Superior Court of Justice has issued a final order approving its plan of arrangement under which the Fund will convert to a corporation.

The conversion will be completed on January 1, 2009. CI will be renamed CI Financial Corp. and its common shares will trade under the symbol CIX on the Toronto Stock Exchange on or about January 5, 2009 (not January 2, as previously reported).

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CXC, CXC.PR.A**

CIX Split Corp. Announces Approval of Proposed Changes to its Investment Objectives, Strategies and Restrictions

TORONTO (December 24, 2008) – CIX Split Corp. (the "Corporation") announced today that it has obtained approval from its shareholders to change the investment objectives, strategies and restrictions of the Corporation (the "Mandate Change") to reflect that the Corporation will invest substantially all of its assets in common shares of the corporate successor ("CI Financial") to CI Financial Income Fund (the "Income Fund") after the Income Fund converts to a corporation. Currently, the Corporation has exposure to the trust units of the Income Fund.

The Mandate Change will become effective on or before January 1, 2009 and includes deleting from the Corporation's investment objectives respecting its Class A Shares the reference to targeted monthly cash distributions. The Corporation also will complete the early settlement of the sale of its common share portfolio to the counterparty to its forward purchase and sale agreement and invest the proceeds thereof in additional common shares of CI Financial.

The Corporation's Class A Shares and Priority Equity Shares are listed on the Toronto Stock Exchange under the symbols CXC and CXC.PR.A, respectively.

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For further information:
David R. McBain
Chief Executive Officer
CIX Split Corp.
(416) 681-6568

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Big Three STAR LP Announces Successful Completion of its Initial Public Offering

TORONTO (December 24, 2008) – Skylon Big Three STAR LP (the "Partnership") announced today that it has successfully completed the issue of 369,100 units through its initial public offering and concurrent private placement of limited partnership units. The offering proceeds, together with funds from a loan facility, have been used to purchase an investment portfolio with an initial market value of approximately $28.3 million.

The Partnership's objective is to provide investors with the opportunity for attractive after-tax returns by virtue of the Partnership's investment for approximately one year in the common shares of three selected Canadian chartered banks while limiting the impact of possible declines in the market prices of such shares. CI Investments Inc. is the portfolio advisor to the Partnership.

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For further information:
David R. McBain
Chief Executive Officer
Skylon Big Three STAR General Partner Inc.
(416) 681-6568

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund completes "bought deal" financing

TORONTO (December 30, 2008) – CI Financial Income Fund ("CI" or the "Fund") today announced that it has completed its previously announced bought deal offering of 15,000,000 Units of the Fund at a purchase price of $14.00 per Unit, for aggregate gross proceeds of $210,000,000. The offering was underwritten by a syndicate of underwriters, co-led by GMP Securities L.P. and TD Securities Inc., and that also included Blackmont Capital Inc. and Genuity Capital Markets.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

END